October 24, 2023

VIA EDGAR AND FEDEX

Christina Chalk

Laura McKenzie

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hostess Brands, Inc.

Schedule TO-T filed by The J. M. Smucker Company

Filed October 10, 2023

SEC File No. 5-88982

Dear Mses. Chalk and McKenzie:

On behalf of our client, The J. M. Smucker Company (“Smucker”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“Commission”) that were set forth in your letter dated October 19, 2023 (the “Comment Letter”) regarding Smucker’s Schedule TO-T, filed with the Commission on October 10, 2023 (including the exhibits thereto, the “Schedule TO”), and Form S-4, also filed with the Commission on October 10, 2023 (including the exhibits thereto, the “Form S-4”).

In connection with this letter responding to the Staff’s Comment Letter, Smucker is today filing Amendment No. 1 to the Schedule TO (“Schedule TO Amendment No. 1”) and Amendment No. 1 to the Form S-4 (“Form S-4 Amendment No. 1”).

For your convenience, the text of the Staff’s comments are set forth in bold, followed by the response on behalf of Smucker. Unless otherwise indicated, all page numbers referenced herein are to the applicable pages of the Form S-4.

Schedule TO-T

Cover Page

1.

The cover page of your Schedule TO includes a check box for offsetting filing fees and related captions. This is not included in the current version of Schedule TO and should be removed from future filings.

U.S. Securities and Exchange Commission

October 24, 2023

Response: Smucker respectfully acknowledges the Staff’s comment and has revised the cover page of Schedule TO Amendment No. 1.

Background of the Offer and the Merger

2.

On page 36 of the prospectus/offer to purchase, you reference a report provided by Smucker’s financial advisor, RBCCM, on September 10, 2023 in which RBCCM provided an update on the status of negotiations and discussed “certain financial aspects” of the proposed transaction: “Later in the afternoon of September 10, 2023, the Smucker board held a meeting at which the Smucker ELT, representatives of RBCCM and representatives of Wachtell Lipton provided an update on the status of discussions with Hostess Brands and its advisors with respect to the proposed acquisition. The Smucker board reviewed the material terms and conditions of the proposed transaction. RBCCM discussed with the Smucker board certain financial aspects of the proposed transaction…” Please provide the disclosure required by Item 1015(b) of Regulation M-A with respect to RBCCM and its report or opinion. See Item 4(b) of Form S-4.

Response: Smucker respectfully advises the Staff that it believes that the prospectus/offer to exchange contains the disclosure required by Item 1015(b) of Regulation M-A with respect to RBCCM.

RBCCM was retained by Smucker to advise only the Smucker board, and the Smucker board’s deliberations regarding certain financial aspects of the transaction were solely from the perspective of Smucker and not from the perspective of Hostess Brands or its stockholders. The financial aspects of the transaction discussed with RBCCM were not discussed with the Hostess Brands board or Hostess Brands’ financial advisors and were not intended for Hostess Brands or its stockholders in any capacity or for any purpose. As such, the discussion of the Smucker board is not material nor is it relevant to the consideration by the Hostess Brands stockholders.

Smucker respectfully submits that additional disclosure with respect to RBCCM would not be material to the investment decision of Hostess Brands’ stockholders, and, indeed, could be potentially misleading as RBCCM had not addressed financial aspects of the transaction from the perspective of Hostess Brands’ stockholders. No vote or investment decision of Smucker shareholders is required or being solicited, and no recommendation is being made by the Smucker board to Smucker shareholders or Hostess Brands stockholders.

Both the Hostess Brands Schedule 14D-9 and the Form S-4 provide thorough descriptions of, and disclose the opinion of Morgan Stanley as to, the fairness of the transaction consideration to Hostess Brands stockholders. Such disclosure is appropriate as it is required pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A because the Morgan Stanley fairness opinion and related analysis were determined to be material by the Hostess Brands board.

By contrast, the prospectus/offer to exchange does not reference any report, opinion or appraisal of RBCCM, and there is no requirement to refer to any such report, opinion or appraisal. Instead, the prospectus/offer to exchange only states that RBCCM discussed certain financial aspects of the proposed transaction with the Smucker board. As such, additional disclosure under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A is not required.

U.S. Securities and Exchange Commission

October 24, 2023

Smucker respectfully submits that, because the financial discussion referenced in the prospectus/offer to exchange is not material to the decision of Hostess Brands stockholders, and because the prospectus/offer to exchange appropriately does not reference any such report, opinion or appraisal, the disclosure in the prospectus/offer to exchange is consistent with the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Conditions to the Offer

3.

The first sentence of this section on page 64 refers to “Smucker’s and the Offeror’s rights to extend, amend or terminate the offer in accordance with the terms and conditions of the merger agreement…” All offer conditions should be expressly described here. Please revise or advise.

Response: Smucker respectfully acknowledges the Staff’s comment. The conditions to the offer outlined in this section include “the merger agreement not having been terminated in accordance with its terms.” Smucker has revised the applicable section of the prospectus/offer to exchange such that Form S-4 Amendment No. 1 includes all termination rights under the merger agreement in this section.

4.

Refer to the disclosure in the last paragraph in this section on page 65. All offer conditions must be objective and outside the control of the bidder to avoid implicating Regulation 14E’s prohibition on illusory offers. Please revise the following language which implies that Smucker or the Offeror may assert an offer condition to terminate the offer due to their own action or inaction: “regardless of the circumstances giving rise to any such condition.” See Q&A 101.02 in the Compliance and Disclosure Interpretations under “Tender Offer Rules and Schedules” (March 17, 2023) available on our website at www.sec.gov.

Response: Smucker respectfully acknowledges the Staff’s comment and has revised this paragraph to remove any implication that Smucker or the Offeror may assert an offer condition to terminate the offer due to their own action or inaction by deleting “regardless of the circumstances giving rise to any such condition” and adding “to the extent permitted by law” consistent with the merger agreement.

Source and Amount of Funds or Other Consideration

5.

We note your reference to commitments obtained pursuant to a bridge loan facility and a $800 million three-year unsecured term loan agreement. Neither the bridge loan facility nor the unsecured term loan agreement appears to be described in the prospectus/offer to purchase. Please revise your disclosure to include the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

Response: Smucker respectfully acknowledges the Staff’s comment and has revised the section titled “The Offer–Source and Amount of Funds” to include additional disclosure regarding the bridge loan facility and the $800 million three-year unsecured term loan agreement, including the identity of the parties, the term, the collateral, the stated and effective interest rates, any other material terms and conditions of the bridge loan facility and the term loan facility and the plans to reduce the bridge loan facility.

U.S. Securities and Exchange Commission

October 24, 2023

6.

Disclose the existence of any alternative financing plans or arrangements in the event Smucker does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of RegulationM-A.

Response: Smucker respectfully acknowledges the Staff’s comment and has revised the section titled “The Offer–Source and Amount of Funds” to state that the proceeds of the term loan facility, bridge loan facility, issuance of Smucker’s previously announced offering of $3,500,000,000 of unsecured debt securities combined with cash on hand and/or the proceeds of the issuance of new debt securities or commercial paper will be sufficient to pay the cash portion of the transaction consideration and related fees and expenses. Therefore, Smucker has no plans or need to arrange alternative financing plans or arrangements.

7.

The second paragraph under “Source and Amount of Funds” on p. 67 of Smucker’s prospectus/offer to exchange states: “Hostess Brands anticipates the funds needed to complete the transactions will be derived from (i) available cash on hand, (ii) proceeds from the sales of marketable securities on hand, and (iii) new third-party debt financing.” Please revise to clarify that Smucker is the party that expects to provide this financing, or advise.

Response: Smucker respectfully acknowledges the Staff’s comment and has revised Form S-4 Amendment No. 1 to reflect that Smucker, not Hostess Brands, anticipates the funds required for the transactions will be derived from such sources.

Opinion of Financial Advisor to the Hostess Brands Board

8.

We note the disclosure here that Morgan Stanley found that the offer is fair from a financial point of view to the holders of Hostess Brands common stock. Since some of the consideration offered consists of Smucker common stock, clarify what dollar value Morgan Stanley ascribed to the share consideration component of the offer in making its fairness determination. If it did not ascribe a specific dollar value to the share consideration portion of the offer, so state.

Response: Smucker respectfully acknowledges the Staff’s comment and in response has revised the section captioned “The Offer—Opinion of Financial Advisor to the Hostess Brands Board” on page 47. Conforming changes will also be made in an amendment to Hostess Brands’ Schedule 14D-9.

Certain Hostess Brands Management Projections

9.

Expand to summarize with additional specificity the assumptions and limitations underlying the projections disclosed. Current disclosure is vague: “The Projections, while presented with numerical specificity, necessarily were based on numerous variables, assumptions and judgments, including, but not limited to, those relating to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to Hostess Brands’ business, all of which are difficult to predict and many of which are beyond Hostess Brands’ control.”

U.S. Securities and Exchange Commission

October 24, 2023

Response: Smucker respectfully acknowledges the Staff’s comment and has revised the third paragraph of the section entitled “The Offer—Certain Hostess Brands Management Projections” on page 54 of the Form S-4 Amendment No. 1 to expand the disclosure regarding the assumptions and limitations underlying the projections. Conforming changes will also be made in an amendment to Hostess Brands’ Schedule 14D-9.

If you have any questions regarding these responses or otherwise related to the Schedule TO, please contact the undersigned at (212) 403-1117 or RCChen@wlrk.com, or my colleague Steven Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Ronald C. Chen
Ronald C. Chen

cc:	Jeannette L. Knudsen, Chief Legal Officer and Secretary, The J. M. Smucker Company

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz